SECURITIES AND EXCHANGE COMMISION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                                   May 6, 2003


                             SCITEX CORPORATION LTD.
                 (Translation of registrant's name into English)

                                3 Azrieli Center
                                Triangle Building
                                 Tel Aviv, 67023
                                     Israel
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F X   Form 40-F ____

   Indicate by check mark whether the registrant by furnishing the information contained in this Form is also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

                                  Yes ____  No X

Attached to the Registrant's Form 6-K, and incorporated by reference herein is the Registrant's press release dated May 4, 2003, announcing that the French social security selected the Registrant's systems.

                                    SIGNATURE

Pursuant to the requirement of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                 SCITEX CORPORATION LTD.

                                                 Yahel Shachar
                                                 Chief Financial Officer

May 6, 2003

[LOGO OMITTED]

                                                                            NEWS
FOR IMMEDIATE RELEASE

  FRENCH SOCIAL SECURITY SELECTS SCITEX DIGITAL PRINTING FOR MULTI-YEAR SUPPLY
       OF DIGITAL PRINTING SYSTEMS WITH A POTENTIAL VALUE OF $30 MILLION

TEL AVIV, ISRAEL - MAY 4, 2003. SCITEX CORPORATION LTD. (NASDAQ & TASE: SCIX) announced today that its wholly-owned subsidiary, Scitex Digital Printing, Inc., based in Dayton, Ohio, has been selected to supply high-speed digital printing systems to the Caisse Nationale d'Assurance Maladie des Travailleurs Salaries (CNAMTS), the health branch of the French social security system. This was their second selection of Scitex Digital Printing since 1998, and has the potential to generate $30 million in equipment and service revenue (with approximately two-thirds of such amount in equipment revenue) over a 5-year period.

The new digital printing systems to be supplied to CNAMTS feature the latest Business Color(TM) technology from Scitex Digital Printing and are designed for full color, page-wide printing at industrial production speeds with a low cost of operation.

"The French social security system with its requirement to reach millions of subscribers is an ideal fit with our digital printing technology," said Nachum "Homi" Shamir, President and CEO of Scitex Digital Printing. "We are pleased and gratified that this highly respected organization has embraced our Business Color(TM) technology and has once again chosen Scitex Digital Printing for its printing solution."

Scitex Digital Printing, Inc. is a world leader in ultra-high-speed digital printing solutions with over 9,000 system installations worldwide and in a variety of applications ranging from addressing, personalization and variable messaging, to direct mail and short-run book printing and bill and statement printing. Scitex Digital Printing's products include the VersaMark(R) high-resolution page printing systems and the Dijit(R) range of narrow format printers.

Scitex Corporation Ltd. is a world leader in industrial inkjet digital printing solutions. Through its subsidiaries and strategic investments, Scitex strengthens its market position in this specialized sector. Scitex shares trade on NASDAQ and The Tel Aviv Stock Exchange under the symbol "SCIX". For more information, please visit our Web site at www.scitex.com.

                           --------------------------

EXCEPT FOR THE HISTORICAL INFORMATION HEREIN, THE MATTERS DISCUSSED IN THIS NEWS RELEASE INCLUDE FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF THE "SAFE HARBOR" PROVISIONS OF THE U.S. PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. FORWARD-LOOKING STATEMENTS THAT ARE BASED ON VARIOUS ASSUMPTIONS (SOME OF WHICH ARE BEYOND THE COMPANY'S CONTROL) MAY BE IDENTIFIED BY THE USE OF
FORWARD-LOOKING TERMINOLOGY, SUCH AS "MAY", "CAN BE", "WILL", "EXPECTS", "ANTICIPATES", "INTENDS", "BELIEVES", "PROJECTS", "POTENTIAL", "ARE OPTIMISTIC" AND SIMILAR WORDS AND PHRASES. ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE SET FORTH IN FORWARD-LOOKING STATEMENTS DUE TO A VARIETY OF FACTORS, INCLUDING, BUT NOT LIMITED TO, (1) RISKS IN PRODUCT AND TECHNOLOGY DEVELOPMENT, (2) MARKET ACCEPTANCE OF NEW PRODUCTS AND CONTINUING PRODUCT DEMAND, (3) THE IMPACT OF COMPETITIVE PRODUCTS AND PRICING, (4) CHANGES IN DOMESTIC AND FOREIGN ECONOMIC AND MARKET CONDITIONS, (5) TIMELY DEVELOPMENT AND RELEASE OF NEW PRODUCTS BY STRATEGIC SUPPLIERS, (6) THE IMPACT OF THE COMPANY'S ACCOUNTING POLICIES, AND
(7) THE OTHER RISK FACTORS DETAILED IN THE COMPANY'S MOST RECENT ANNUAL REPORT AND OTHER FILINGS WITH THE US SECURITIES AND EXCHANGE COMMISSION. EXCEPT AS MAY BE REQUIRED BY LAW, THE COMPANY DOES NOT UNDERTAKE, AND SPECIFICALLY DISCLAIMS, ANY OBLIGATION TO PUBLICLY RELEASE THE RESULTS OF ANY REVISIONS WHICH MAY BE MADE TO ANY FORWARD-LOOKING STATEMENTS TO REFLECT THE OCCURRENCE OF ANTICIPATED OR UNANTICIPATED EVENTS OR CIRCUMSTANCES AFTER THE DATE OF SUCH FORWARD-LOOKING STATEMENTS.

Scitex and the Scitex logo are registered trademarks and service marks of Scitex Corporation Ltd. Scitex VersaMark, Business Color, and Dijit are registered trademarks or trademarks of Scitex Digital Printing, Inc.

CONTACTS

SCITEX CORPORATION LTD.
Yahel Shachar                                  Dalit Yehuda
Chief Financial Officer                        Corporate Assistant
Tel:     +972 3 607-5755                       Tel:    +972 3 607-5755
Fax:     +972 3 607-5756                       Fax:    +972 3 607-5756
E-mail:  yahel.shachar@scitex.com              E-mail: dalit.yehuda@cii.co.il



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